U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

KINGSWAY FINANCIAL SERVICES INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Missassauga, Ontario, Canada L4W 5H8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Restatement of Prior Results

On April 5, 2002, KFS Acquisition Corp., a wholly-owned subsidiary of Kingsway Financial Services Inc. (Kingsway), acquired all of the outstanding shares of the Company. The Company’s consolidated financial results were included in Kingsway’s consolidated financial results as of April 1, 2002. Prior to the acquisition, PricewaterhouseCoopers (PwC) had been engaged as the Company’s independent auditors. After the acquisition, Kingsway’s independent auditors, KPMG LLP (KPMG), became the independent auditors for the Company.

In the fourth quarter of 2002, the Company made a final evaluation of its unpaid claims liabilities as of April 1, 2002. As a result of this review, the Company determined that an increase in the unpaid claims liabilities in the opening balance sheet relating to the Company as of April 1, 2002 was appropriate.

In early May, 2003 the Company engaged KPMG to reaudit the financial statements of the Company as at and for the years ended December 31, 2001 and 2000 (the “Original Financial Statements”) and to audit the financial statements of the Company for the three months ended March 31, 2002. As a result of the work in connection with this audit, the Company concluded that the historical loss reserves at March 31, 2002, December 31, 2001 and December 31, 2000 were understated by approximately $9.7 million, $14.6 million and $21.8 million, respectively, and that such understatements were errors because, among other things, available information was not utilized in developing its ending loss and loss adjustment expense reserves as of such dates.

In addition to the above described reserve adjustments, the Company also identified certain state income tax recoveries that were recorded in error. As a result, the Company determined that its financial statements should be restated to reflect these corrections in the amounts of $122,000, $636,000, and $453,000 for the three months ended March 31, 2002, and the years ended December 31, 2001 and 2000, respectively.

Associated with the loss reserve adjustments, certain deferred tax assets that were established in periods prior to 2000, amounting to $895,000, were reduced. Accordingly, this has been included in the adjustment to the opening retained earnings balance for the periods prior to 2000.

The Company’s conclusion that the loss reserves as originally reported for the period ended December 31, 2001, were in error was based, among other things, on the following primary reasons:

1. The Company’s loss reserves as of December 31, 2001 were set using data as of September 30, 2001 rather than data as of December 31, 2001. There were clearly observable adverse loss trends that emerged in the fourth quarter of 2001 that were insufficiently considered by the Company’s actuarial analysis when setting the December 31, 2001 loss reserves.

2. In 1997, the Company entered a number of new markets for its public auto and taxicab lines of business. The actuarial loss projection data failed to appropriately segregate public auto liability coverage in newly entered states whose development patterns are significantly impacted by personal injury protection (“PIP”) coverages and longer statutes of limitations, neither of which were present in the historical data. These lines had previously been offered in Illinois almost exclusively, where PIP coverage is not required. Not only is such coverage required by the regulations of several of the newly entered states, but several of those states also have longer statutes of limitations. Both of these facts clearly indicated that more severe and extended loss development patterns should have been expected in those states.

The Company’s conclusion that the loss reserves as originally reported for the period ended December 31, 2000, were in error was based, among other things, on the following primary reasons:

1. Case reserve weakening in the workers compensation line was not adequately factored into the selected loss indications.

2. In 1997, the Company entered a number of new markets for public auto and taxicabs. The loss data failed to appropriately segregate public auto liability coverage in newly entered states which were significantly impacted by PIP coverages and longer statutes of limitations, as discussed above.

3. The selected loss adjustment expense selections failed to reflect the change in the Company’s operations for the use of legal counsel for claims litigation. Historically, the Company had used inside staff counsel for its Illinois based public auto business. When the Company expanded into new states it began using outside attorneys for claims litigation, which carries a higher cost structure and thus translates into higher expected future development.

The actuarial analyses of loss reserves of the Company for period ended December 31, 2000 and 2001 failed to take into account changes in the Company’s business that were clearly known at the time. The Company entered new markets for public auto and taxicab business lines in 1997. The states where those new markets were located were known at the time to require PIP coverage and to have longer statutes of limitation that would indicate that more severe and extended loss development patterns should be expected. The change from the use of inside staff counsel to outside counsel also clearly indicated higher cost structures and higher expected future development in the analysis of the reserves at December 31, 2000, and in the face of abnormal development in the fourth quarter of 2001, it was clearly inappropriate for the actuarial analysis at December 31, 2001 to use data that was 90 days old and to fail to segregate the public auto liability coverage related to the newly entered states.

On June 20, 2003, the Company notified PwC in writing that the financial statements of the Company for the years ended December 31, 2000 and 2001 were materially incorrect and that ACHI intended to issue restated financial statements for such periods. In its letter, the Company specified the reasons that the prior reserves were inappropriately set and requested a conference call for June 23, 2003.

On June 25, 2003, the Company furnished to PwC the restated financial statements of the Company in draft form along with its internal documents relating to the reserve and state tax adjustments in order to assist PwC in meeting its obligations under United States professional auditing standards (AICPA), specifically, AU 561, paragraph .04.

From June 25, 2003 through July 17, 2003, the Company and KPMG had several telephone conferences with PwC, and the Company and PwC exchanged correspondence relating to the restatements. The last conference call occurred on July 17, 2003 and included representatives of the Company, KPMG and PwC, including members of the national offices of both KPMG and PwC. The Company had previously furnished to PwC all information the Company had regarding the reserve adjustment. On the July 17 call, although PwC indicated that it disagrees that the adjustments in the Company’s loss reserves as of December 31, 2001 and 2000 are attributable to errors in the Original Financial Statements, PwC did not furnish any additional information to the Company to cause it to believe that the reserve increases were not due to error. After the July 17 call, KPMG determined that its obligations under applicable AICPA professional standards with respect to communications with predecessor auditors had been met and that KPMG was in a position to issue its audit report on the reaudited financial statements.

On July 25, 2003, Kingsway filed a complaint against PwC, Millers Herbers Lehman & Associates, another former outside actuary for the Company, and the former directors of the Company in the United States District Court for the Southern District of New York, based substantially on the understated reserves of the Company reflected in the Company’s historical 2000 and 2001 financial statements.

The following item is being submitted herewith as an Exhibit:

1.	American Country Holdings Inc. audited interim consolidated financial statements for the three months ended March 31, 2002, and annual consolidated financial statements as at December 31, 2001 and 2000, and for the years ended December 31, 2001 and 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

September 11, 2003	By:	/s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer